Exhibit 99.1
2Q2020 Operating Results of Shinhan Financial Group

On July 24, 2020, Shinhan Financial Group released its operating results for 2Q2020. The following tables reflect the key figures of which we announced through a fair disclosure. The full IR presentation materials are available on following URL (www.shinhangroup.com).

The financial information, in this report, has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, thus contents are subjected to be changed in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		2Q 2020	1Q 2020	QoQ Change (%)	2Q 2019	YoY Change (%)
Revenue*	Specified Quarter	8,190,302	18,921,495	-56.71	12,146,286	-32.57
	Cumulative	27,111,797	18,921,495	-	23,852,382	13.66
Operating Income	Specified Quarter	1,255,192	1,257,391	-0.17	1,409,267	-10.93
	Cumulative	2,512,583	1,257,391	-	2,719,602	-7.61
Income before Income Taxes	Specified Quarter	1,230,855	1,276,582	-3.58	1,414,027	-12.95
	Cumulative	2,507,437	1,276,582	-	2,736,571	-8.37
Net Income	Specified Quarter	892,668	949,540	-5.99	1,070,547	-16.62
	Cumulative	1,842,208	949,540	-	2,036,379	-9.54
Net Income Attributable to Controlling Interest	Specified Quarter	873,110	932,400	-6.36	996,052	-12.34
	Cumulative	1,805,510	932,400	-	1,914,411	-5.69

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		2Q 2020	1Q 2020	QoQ Change (%)	2Q 2019	YoY Change (%)
Revenue*	Specified Quarter	3,527,173	10,239,734	-65.55	7,028,224	-49.81
	Cumulative	13,766,907	10,239,734	-	12,908,819	6.65
Operating Income	Specified Quarter	692,590	827,834	-16.34	831,864	-16.74
	Cumulative	1,520,424	827,834	-	1,684,323	-9.73
Income before Income Taxes	Specified Quarter	700,791	828,898	-15.46	840,633	-16.64
	Cumulative	1,529,689	828,898	-	1,688,420	-9.40
Net Income	Specified Quarter	514,276	626,607	-17.93	663,818	-22.53
	Cumulative	1,140,883	626,607	-	1,281,998	-11.01
Net Income Attributable to Controlling Interest	Specified Quarter	514,163	626,531	-17.93	663,739	-22.54
	Cumulative	1,140,694	626,531	-	1,281,846	-11.01

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		2Q 2020	1Q 2020	QoQ Change (%)	2Q 2019	YoY Change (%)
Revenue*	Specified Quarter	953,702	1,090,949	-12.58	1,000,917	-4.72
	Cumulative	2,044,651	1,090,949	-	1,963,334	4.14
Operating Income	Specified Quarter	244,028	164,399	48.44	202,043	20.78
	Cumulative	408,427	164,399	-	365,731	11.67
Income before Income Taxes	Specified Quarter	239,763	164,695	45.58	196,276	22.16
	Cumulative	404,458	164,695	-	359,565	12.49
Net Income	Specified Quarter	175,645	126,293	39.08	148,938	17.93
	Cumulative	301,938	126,293	-	270,438	11.65
Net Income Attributable to Controlling Interest	Specified Quarter	176,006	126,537	39.09	149,069	18.07
	Cumulative	302,543	126,537	-	271,262	11.53

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues